SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

CNS Response, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12619C101

(CUSIP Number)

Zachary McAdoo

c/o McAdoo Capital, Inc.

635 Madison Avenue

15th Floor

New York, NY 10022

(212) 486-3364

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D/A

CUSIP No. 12619C101	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Zanett Opportunity Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) of 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,600,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.9%(1)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Calculation based on 56,218,431 shares outstanding as of February 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending December 31, 2011.

SCHEDULE 13D/A

CUSIP No. 12619C101	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS McAdoo Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) of 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,600,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.9%(1)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Calculation based on 56,218,431 shares outstanding as of February 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending December 31, 2011.

SCHEDULE 13D/A

CUSIP No. 12619C101	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Zachary McAdoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) of 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,600,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.9%(1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Calculation based on 56,218,431 shares outstanding as of February 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending December 31, 2011.

SCHEDULE 13D/A

CUSIP No. 12619C101	Page 5 of 7 Pages

This Amendment No. 2 amends and supplements the Schedule 13D originally filed by the undersigned on November 28, 2011 and amended on February 7, 2012 (the “Schedule 13D”), relating to the common stock, $0.001 per share, of CNS Response, Inc., a Delaware corporation. Except as expressly set forth herein, there have been no material changes in the information set forth in the Schedule 13D. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amounts of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

On November 17, 2011, in exchange for $250,000 in cash, the Issuer issued to the Fund a subordinated secured convertible note (the “November 2011 Note”) in the principal amount of $250,000, which allowed for acquisition pursuant to conversion features of 2,500,000 Shares, and warrants (the “November 2011 Warrants”) to purchase 2,500,000 Shares. With respect to all Reporting Persons, the source of funds used in making the purchases was working capital.

On January 27, 2012, in exchange for $40,000 in cash, the Issuer issued to the Fund another subordinated secured convertible note (the “January 2012 Note”) in the principal amount of $40,000, which allowed for acquisition pursuant to conversion features of 400,000 Shares, and warrants (the “January 2012 Warrants”) to purchase 400,000 Shares. With respect to all Reporting Persons, the source of funds used in making the purchases was working capital.

On February 29, 2012, in exchange for $90,000 in cash, the Issuer issued to the Fund a subordinated unsecured convertible note (the “February 2012 Note,” and collectively with the November 2011 Note and January 2012 Note, the “Notes”) in the principal amount of $90,000 which allowed for acquisition pursuant to conversion features of 900,000 Shares, and warrants (the “February 2012 Warrants,” and collectively with the November 2011 Warrants and January 2012 Warrants, the “Warrants”) to purchase 900,000 Shares. With respect to all Reporting Persons, the source of funds used in making the purchases was working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) The Fund beneficially owns 7,600,000 Shares, which constitutes 11.9% of the Issuer’s outstanding Shares (based on 56,218,431 shares outstanding as of February 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending December 31, 2011). This amount includes: (i) 3,800,000 Warrants owned outright and (ii) 3,800,000 Shares that may be acquired pursuant to the conversion features of the Notes issued to the Fund.

McAdoo Capital exercises investment discretion over the Fund’s 7,600,000 Shares. Zachary McAdoo exercises investment discretion over shares beneficially owned by McAdoo Capital by virtue of his position as President. This Statement shall not be construed as an admission that McAdoo Capital or Mr. McAdoo are the beneficial owners of the Fund’s shares for any purposes.

(b) See rows 7 through 10 of each cover page for the Reporting Persons named above. Item 2 is hereby incorporated by reference.

(c) Except as noted in this Statement, the Reporting Persons have not made any transactions in the Shares during the last 60 days.

(d) Not applicable.

(e) Not applicable.

SCHEDULE 13D/A

CUSIP No. 12619C101	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Other than (1) the understanding that Mr. McAdoo would be appointed to serve as a member of the Issuer’s board of directors after the November 2011 investment, and (2) the purchase agreement pursuant to which the Issuer issued to the Fund the November 2011 Note and January 2012 Note, as well as the November 2011 Warrants and January 2012 Warrants, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to any securities of the Issuer.

SCHEDULE 13D/A

CUSIP No. 12619C101	Page 7 of 7 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2012

ZANETT OPPORTUNITY FUND, LTD.
By: MCADOO CAPITAL, INC., its Investment Manager

/s/ Zachary McAdoo
Zachary McAdoo, President

MCADOO CAPITAL, INC.

/s/ Zachary McAdoo
Zachary McAdoo, President

/s/ Zachary McAdoo
Zachary McAdoo